UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2020
Commission File No.: 001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant's name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Attached hereto and incorporated by reference herein are the following:

Exhibit 1: Registrant's press release entitled “RedHill Biopharma Provides Q3/2020 Results and Highlights, Including 300% Talicia Prescription Growth”.

Exhibit 2: Registrant’s condensed consolidated interim unaudited financial information as of September 30, 2020 and for the three and nine months then ended.

Exhibits 1 (solely with respect to the Financial highlights for the third quarter, ended September 30, 2020, Liquidity and Capital Resources, Commercial Highlights, R&D Highlights, the Condensed Consolidated Interim Statements of Comprehensive Loss, Condensed Consolidated Interim Statements of Financial Position and Condensed Consolidated Interim Statements of Cash Flows) and Exhibit 2 to this Report on Form 6-K are hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122) and on July 24, 2019 (File No. 333-232776) and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on February 25, 2016 (Registration No. 333-209702), on July 23, 2018 (File No. 333-226278) and on July 24, 2019 (File No. 333-232777)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: November 12, 2020	By: /s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer